JOURNAL COMMUNICATIONS, INC.
     (Organized Under the Laws of the State of Wisconsin, February 5, 1883)

                             ARTICLES OF ASSOCIATION
                  Including Amendments Effective March 25, 1996


        First: The purposes for which the corporation is organized are to engage in any lawful activity within the purposes for which corporations may be organized under the Wisconsin Business Corporation Law, Chapter 180 of the Wisconsin Statutes, including without limitation, the buying, holding, selling, exchanging, dealing in, acquiring and disposing of, pledging, leasing and managing of all kinds of real and personal property, tangible and intangible and wheresoever situated.

        Second:  The name of said corporation shall be "Journal
   Communications, Inc." and said corporation shall be located in the City of Milwaukee, County of Milwaukee, and State of Wisconsin.

        Third: The aggregate number of shares which the corporation shall have the authority to issue is Fourteen Million Four Hundred Thousand shares of capital stock having a par value of twenty-five cents per share.

        The Board of Directors of the corporation shall have authority to acquire by purchase from time to time any shares of its issued and outstanding capital stock for such consideration and upon such terms and conditions as the Board of Directors in its discretion shall deem proper and reasonable in the interest of the corporation; and in respect of the shares of its own capital stock so acquired by the corporation, no stockholder or the corporation shall be entitled as a matter of pre-emptive right to subscribe for, purchase or receive any portion thereof; and in respect of shares of its own capital stock so acquired by the corporation the Board of Directors shall have authority in its discretion:

        (i)  To cancel and retire all or any part of such shares, or

        (ii) To retain as treasury stock all or any part of such shares, or

        (iii) To convert all of any part of such shares of stock into units of beneficial interest in capital stock of the corporation pursuant to the provisions of The Journal Employees Stock Trust Agreement dated May 15, 1937, between Harry J. Grant, Faye McBeath and others, as settlors, and Harry J. Grant, L.
                  A. Webster, J. D. Ferguson, L. L. Bowyer and
                  Marvin H. Creager as trustees, and Journal
                  Communications, Inc. (then named The Journal
                  Company) and (without first offering the same for purchase by stockholders) to sell such units of beneficial interest in capital stock of the corporation to employees eligible under said Stock Trust Agreement to hold units of beneficial interest in such stock; provided, however, that the price payable for each such unit of beneficial interest in capital stock of the corporation sold by the corporation to any such employees shall be the "option price" thereof (as defined in said Stock Trust Agreement) prevailing at the time of sale in each case, determined in the manner prescribed in the Stock Trust Agreement aforesaid.

        Fourth: The property, affairs and business of the corporation shall be managed by a board of directors consisting of such number of members, not less than three, as shall be fixed by the By-Laws. Directors need not be stockholders.

        Fifth: Registered holders of the certificates of stock of the corporation shall be members of the corporation and shall be entitled to vote at all meetings of said corporation, in person or by proxy, and each share of stock shall be entitled to one vote.

        Sixth: These articles of association may be amended at any regular or special meeting of said corporation by vote of the holders of at least two-thirds of all the shares of stock of said corporation.